Exhibit 99.31

American Rebel Light Beer Partners with Charlotte Motor Speedway to be Title Sponsor of American Rebel Light NHRA 4-Wide Nationals

Nashville, TN, April 21, 2025 (GLOBE NEWSWIRE) -- American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), is thrilled to announce its title sponsorship of the American Rebel Light NHRA 4-Wide Nationals at Charlotte Motor Speedway. This exciting collaboration marks a milestone in the brand’s journey to connect with motorsports enthusiasts across the nation.

The American Rebel Light NHRA 4-Wide Nationals is one of the most anticipated events in drag racing, showcasing the thrill and intensity of the sport as racers go 4 wide at over 300 miles an hour. With American Rebel Light as the title sponsor, fans can expect a weekend packed with adrenaline-pumping action and patriotic punch.

“As a brand dedicated to celebrating the American spirit, we couldn’t be more excited to sponsor such an iconic event,” said Todd Porter, President of American Rebel Beverage. “The American Rebel Light NHRA 4-Wide Nationals represents the perfect platform for us to engage with our audience, support motorsports, and share our exceptional beer with racing fans everywhere.”

“American Rebel is honored to be named entitlement sponsor for the American Rebel Light NHRA 4-Wide Nationals at zMAX Dragway on the Charlotte Motor Speedway property,” said American Rebel CEO Andy Ross. “It’s also an honor to be the entitlement sponsor for the 1,000th Top Fuel event and celebrate that milestone with the NHRA. We’ve been sponsoring Tony Stewart Racing and the Matt Hagan Funny Car for three seasons now and the relationship with Tony, Leah, Matt and everyone in the wider NHRA family has been extraordinary. Our racing marketing program has opened many doors and helped establish numerous critical associations that have advanced American Rebel Beer. Being the title sponsor at Charlotte Motor Speedway will roll out American Rebel Beer in North Carolina in a big way. The only thing better than a weekend at the track and celebrating in victory lane with a cold Rebel Light is bringing the party. I’ll be performing a concert on the midway at the track between Nitro Qualifying Sessions #3 & #4.”

American Rebel Light will be featured prominently at the event with branded signage all throughout the track, a promotional party tent, and opportunities for fans to sample the beer. In addition, the company plans to host exclusive promotions and giveaways that highlight its commitment to quality and connection.

The American Rebel Light NHRA 4-Wide Nationals will take place April 25 - 27 at the Charlotte Motor Speedway, promising three days of unforgettable racing action. Tickets are available now at American Rebel Light NHRA 4-Wide Nationals Tickets | Events | Charlotte Motor Speedway.

About American Rebel Light:

American Rebel Light is more than just a beer—it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion.

For more information about American Rebel Light and its sponsorship of the American Rebel Light NHRA 4-Wide Nationals, visit American Rebel Light NHRA 4-Wide Nationals | Events | Charlotte Motor Speedway or follow us on social media @AmericanRebelBeer.

Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri and North Carolina and is adding new distributors and territories regularly. For more information about the launch events and the availability of American Rebel Beer, please visit americanrebelbeer.com or follow us on our social media platforms.

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a domestic premium light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers.

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Light Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebel.com and americanrebelbeer.com. For investor information, visit americanrebelbeer.com/investor-relations .

American Rebel Holdings, Inc.

info@americanrebel.com

American Rebel Beverages, LLC

Todd Porter, President

tporter@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of a launch party, actual launch timing and availability of American Rebel Beer, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:

tporter@americanrebelbeer.com

info@americanrebel.com

Media Contact:

Matt Sheldon

Matt@PrecisionPR.co